December 8, 2011

Celeste Murphy

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

HapyKidz.com, Inc.

Registration Statement on Form S-1

Filed October 25, 2011

File No. 333-177500

Dear Ms. Murphy:

HapyKidz.com, Inc., a Nevada corporation (the “Company”), has received and reviewed your letter of November 15, 2011, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on October 25, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated November 15, 2011.

General

1.

Based upon the company’s nominal assets and lack of operations, we believe your company should be considered a shell company. Clearly identify the company as such throughout the filing, including on the prospectus cover page, and discuss the restrictions imposed on such companies, including unavailability of Rule 144 for resales of restricted securities.

RESPONSE:  We have revised the Filing accordingly.

Prospectus Summary, page 5

2.

Disclose why the company is conducting an offering and becoming a reporting company in light of the following:

•

The company was only recently incorporated and has no business operations;

•

The company’s success depends on its sole officer and director, but the company’s sole officer and director has no professional training or technical credentials in the development and maintenance of websites or a daily deal website company (as discussed on page 5);

•

The company’s common stock has no market and may or may not become quoted on the over-the-counter market, which will limit the company’s ability to raise funds through equity financings or to use its shares as consideration; and

•

The company’s common stock will likely be a penny stock.

RESPONSE:  We have revised the Filing on Page 5 to include the following language:

“Although we were only recently incorporated and have not yet commenced business operations, we believe that conducting this Offering will allow the Company added flexibility to raise capital in today's unsteady financial climate. There can be no assurance that we will be successful in our attempt to sell 100% of the shares being registered hereunder; however, we believe that investors in today's markets demand full transparency and by our registering this Offering and becoming a reporting company, we will be able to meet this demand.  Currently, there is no public trading market for our Common Stock and no such market may ever develop, which may limit the Company’s ability to raise funds through equity financings or to use its shares as consideration.  However, management believes that the Company will be able to meet all requirements to be quoted on the OTC Bulletin Board including being current in all required filings with the SEC following the declared effectiveness of this Offering.  Further, even though the Company’s Common Stock will likely be considered a penny stock, becoming a reporting company will provide us with enhanced visibility and give us a greater opportunity to provide liquidity to our shareholders.

Further, our sole officer and director has only recently become interested in creating an Internet-based company, and does not have any professional training or technical credentials in the development and maintenance of websites or a daily/weekly coupon website company. Nevertheless, Ms. Morris has several years of management experience and intends to devote a significant amount of time and effort to the Company.  She is in charge of overseeing all development strategies, supervising any and all future personnel, including any consultants or contractors that we will engage to assist in developing our website platform and the establishment of our future sales team.

To this end, we intend to retain a qualified website developer on a contract basis to build the website platform that we envision.  Although, we do not have any verbal or written agreements regarding the retention of any qualified website developer, we have been in contact with several graphic design companies and website developers in order to estimate the expected costs of our website launch. Once we are able to develop our proposed website platform, we will initially provide consumers with savings and help families discover new things to do, see, eat, and buy within Maricopa County, Arizona.  Our Company will strive to promote family values and goodwill by emphasizing our business model of providing savings to consumers and we intend to help the local community through charitable donations. We believe that by linking consumers with merchants, our business model will benefit consumers, merchants and charities within Maricopa County by creating savings for consumer families, stimulating the local economy and generating funds to be donated to local charities.”

3.

Disclose whether your officer, the company, any company promoters or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

RESPONSE:  We have revised the Filing on Page 6 to include the following language:

“Neither the Company, Ms. Morris, nor any other affiliated nor unaffiliated entity of the Company or Company promoters has any plans to use the Company as a vehicle for a private company to become a reporting company once HapyKidz.com, Inc. becomes a reporting company. Additionally, we do not believe that the Company is a blank check company as defined in Section a(2) of Rule 419 under the Securities Act of 1933, as amended, because the Company has a specific business plan and has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.”

4.

We note your statement that you hope to secure additional financing and complete this offering “within the coming months.” Expand your disclosure to clarify the timeframe in which you anticipate obtaining financing and starting your business. In addition, discuss the amount of financing you will need to commence your business operations in the event you do not raise the maximum amount of funds from this offering.

RESPONSE:  We have revised the Filing on Page 6 to include the following language:

“Our current cash and working capital is not sufficient to cover our current estimated expenses of $45,000, which include those fees associated with obtaining a Notice of Effectiveness from the SEC for this Registration Statement.  Upon obtaining effectiveness, we will conduct the Offering contemplated hereby, and anticipate raising sufficient capital from this Offering to market and grow our Company.  We hope that we will be able to complete this Offering within the coming months. We anticipate fully-launching our business operations approximately three to four months after the completion of this Offering.  We believe that the maximum amount of funds generated from the Offering will provide us with enough proceeds to fund our plan of operations for up to twelve months after the completion of this Offering.  If we raise $45,000 or less from this Offering, we will have to seek out additional capital from alternate sources to repay our investors and execute our business plan.  If we receive nominal proceeds from this Offering, we will need a minimum of $60,000 from additional financing sources to commence our business operations. This amount will allow us to repay our initial loans to cover our offering expenses and to develop and launch our website. We do not currently have any arrangements for obtaining additional financing and there is no assurance that any additional financing will be available or, if available, on terms that will be acceptable to us.  We will seek such funds from friends, family, and business acquaintances; however, we have not received any firm commitments or indications of interest from our friends, family members, or business acquaintances regarding potential investments in our Company and cannot predict when such funding may be available to us. Failure to raise additional financing will cause us to go out of business.”

5.

Please revise to define the terms “family-oriented deals” and “charitable donation business model.” In addition, expand your disclosure to specify the types of products and services that “benefit the average family” and to specify the percentage of consumers’ purchases that you intend to donate to local charities.

RESPONSE:  We have revised the Filing on Page 5 to include the following language:

“The Company will be an Internet-based company that provides daily deals/coupons to consumers within Maricopa County, Arizona. The goal of the Company is to utilize the proven business models of companies such as Groupon® and Living Social® to design and develop a daily deal e-commerce company that will focus on the niche market of family-oriented merchants. We believe that the growth of companies such as Groupon and Living Social have proven that there is a large market for “daily deal” website companies. Our strategy will utilize many of the same ideas, yet will capitalize on two key features: family-oriented deals and charitable donations.  Family-oriented deals refer to those deals for products and services that we believe are suitable and content-appropriate for all members of the average family and that are designed for family members to use and enjoy together, such as discounts on family vacation packages, outdoor activities, restaurants and more.  The charitable donations that we intend to give to local charities will be up to 50% of our net profits from consumers’ purchases.”

Risk Factors, page 7

General

6.

Include risk factor disclosure, if true, that Ms. Morris does not have any experience with a public company.

RESPONSE:  We have revised the Filing on Page 10 to include the following language:

“The lack of public company experience of our sole officer and director could adversely impact our ability to comply with the reporting requirements of U.S. Securities laws.

Our sole officer and director, Ms. Holli Morris, has no experience managing a public company which could adversely impact our ability to comply with legal, regulatory, and reporting requirements of U.S. Securities laws.  Our management may not be able to implement programs and policies in an effective and timely manner to adequately respond to such legal, regulatory and reporting requirements, including the establishment and maintenance of internal controls over financial reporting. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our ability to comply with the reporting requirements of the Securities Exchange Act of 1934, which are necessary to maintain public company status. If we were to fail to fulfill those obligations, our ability to operate as a U.S. public company would be in jeopardy in which event you could lose your entire investment in our Company. Our ability to operate successfully may depend on our ability to attract and retain qualified personnel with appropriate experience in the management of a public company.  Our ability to find and retain qualified personnel on our terms and budget may be very limited.”

7.

We note your disclosure that you intend to offer merchants a larger percentage of the revenue generated from your business than your competitors do. We also note that you will donate half of your net profits to charity. Include a risk factor addressing the impact this business model will have on your revenue and ability to become profitable.

RESPONSE:  We have revised the Filing on Page 11 to include the following language:

“Our business model may limit our ability to generate significant revenues and to operate profitably, which could cause the Company to cease all operations.

Our business model may not be sufficiently designed to withstand competition from larger, more established daily deal companies by offering merchants a larger percentage of the revenue generated from our business, as compared to our competitors.  However, we hope to set our Company apart from our competition and acquire a large subscriber base by donating a portion of our profits to local charities.  Within our business model, 70% of the revenue received from each purchase made through our proposed website will be distributed to the merchant, and 30% of the revenue will be distributed to the Company. The Company will use a portion of the 30% to cover the estimated business operating expenses and other costs associated with offering the deal.  After these expenses have been deducted from the 30%, the remaining net profits will be distributed evenly between a local charity and the Company.  It is unknown as this time if the large percentage of revenue and net profits that we intend to offer merchants and charities, respectively, will limit our ability to generate  revenues sufficient to cover our operating expenses. This may prevent our Company from operating profitably, particularly if we are unable to acquire large numbers of merchants or subscribers.  If we are unable to operate profitably, we may be forced to cease all business operations.”

Financial Statements, page F-3

8.

Include a risk factor addressing the risk that “DEALEO” is a registered and live trademark, which may limit your ability to obtain trademark protection (or use) “DAILY DEALEO,” “NATIONAL DEALEO,” or “DEALEO ON THE GO” (as discussed on page 28).

RESPONSE:  We have revised the Filing on Page 14 to include the following language:

“We may not be able to obtain trademark protection of our products and services due to the fact that there is an application pending with the United States Patent and Trademark Office covering the term “DEALEO”.  Further, we may not be able to adequately protect our future intellectual property rights or may be accused of infringing intellectual property rights of third parties, either of which could limit our ability to become profitable.

We will regard our future subscriber list, trademarks, service marks, copyrights, patents, trade dress, trade secrets, proprietary technology and similar intellectual property as critical to our success, and we will rely on trademark, copyright and patent law, trade secret protection and confidentiality and/or license agreements with our future employees and third parties to protect our proprietary rights.

We intend to apply for trademark protection in the United States of “HAPYKIDZ”, “DAILY DEALEO”, “NATIONAL DEALEO”, and “DEALEO ON THE GO”.  However, we may not be able to obtain trademark protection of or use “DAILY DEALEO”, “NATIONAL DEALEO” or “DEALEO ON THE GO”. The Company is aware that there is an application pending with the United States Patent and Trademark Office covering the term “DEALEO”. Accordingly, the Company may have to alter or create such alternate terms in the future in order to avoid infringement claims. We intend seek copyright protection of our HAPYKIDZ logo in the United States.  We may later seek patent protection in the United States of the technologies that will drive our website platform and our applications.

Accordingly, we may be sued for infringing the intellectual property rights of others or be subject to litigation based on allegations of infringement or other violations of intellectual property rights, such as using “DAILY DEALEO”, “NATIONAL DEALEO” or “DEALEO ON THE GO” in association with our products and services. Regardless of the merits, intellectual property claims are often time-consuming and expensive to litigate and settle. In addition, to the extent that claims brought against us are successful, we may have to pay substantive monetary damages or discontinue any of our products or services that are found to be in violation of another party’s rights. We also may have to seek a license and make royalty payments to continue selling our products and services, which may significantly increase our operating expenses.”

9.

Include risk factor disclosure addressing your reliance on the growth of online commerce. Your revised disclosure should also address potential liabilities that may result from interruptions, delays or failures in your Internet infrastructure as well as the transmittal of information over the Internet in connection with your service.

RESPONSE:  We have revised the Filing on Page 13 to include the following language:

“Our Company will rely entirely on online commerce to conduct secure sales transactions over the Internet. Outdated technologies, security breaches to our systems, or problems with our Internet infrastructure could cause interruptions to our business, impact our reputation with customers and harm our operating results.

Our Company will rely entirely on online commerce to offer our proposed products and services.  Online commerce is rapidly evolving and a fundamental aspect of our business will be our ability to keep up with these changes.  If we fail to respond to technological changes or to adequately maintain, upgrade or develop our proposed website platform and the systems used to process subscribers’ purchases, we will not be able to keep up with the rapid growth of online commerce and our business could fail.  Further, a fundamental requirement for online commerce is the secure transmission of confidential information over public networks.  Our proposed website platform will store and transmit merchants’ and subscribers’ information, some of which may be private, and security breaches or glitches in our Internet infrastructure could expose us to a risk of loss of this information and result in potential liability and litigation. Like all websites, our website is vulnerable to computer viruses, technical failures, break-ins, phishing attacks, attempts to overload our servers with denial-of-service or other attacks and similar disruptions from unauthorized use of our computer systems, any of which could lead to interruptions, delays, or website shutdowns, causing loss of critical data or the unauthorized disclosure or use of personally identifiable or other confidential information. If we experience compromises to our security, malfunctions in our Internet infrastructure, a complete shutdown of our proposed website, or the loss or unauthorized disclosure of confidential information, our intended merchants or subscribers may lose trust and confidence in us.  Any one of these factors could harm our business, prospects, financial condition and results of operations.”

“Presently, the Company’s president has other outside business activities…,” page 8

10.

Please disclose the nature of Ms. Morris’ other business activities and address any conflicts of interest that such activities may have with the company. In addition, we note your statement on page 28 that Ms. Morris devotes approximately 30-40 hours per week to your company. However on page 8 you indicate that she is committed to devoting approximately 20-30 hours per week to your business. Please advise.

RESPONSE:  We have revised the Filing on Page 10 to include the following language:

“Presently, the Company’s president has other outside business activities and as such she is not devoting all of her time to the Company, which may result in periodic interruptions or business failure.

Our sole officer and director, Ms. Morris, has other outside business activities and as such, she is not devoting all of her time to the Company, which could cause our business to fail.  Ms. Morris currently works 30 to 35 hours per week for Wells Fargo in the mortgage industry as a Sales Assistance Consultant.  The Company believes that Ms. Morris’ current position with Wells Fargo does not and will not create a direct or indirect conflict of interest with the goals of the Company.  Ms. Morris is committed to devote approximately 30 to 40 hours per week to our operations.  Our operations may be sporadic and occur at times when Ms. Morris is unavailable, which may lead to the periodic interruption in the implementation of our business plan. Such delays could have a significant negative effect on the success of the business.”

 “We may be exposed to potential risks resulting from new requirements…,” page 13

11.

Disclose why management concluded that your internal controls were not effective as of your audit date.

RESPONSE:  We have revised the Filing on Page 15 to remove any references to our internal controls not being effective and to include the following language:

“We may be exposed to potential risks resulting from new requirements under section 404 of the Sarbanes-Oxley Act of 2002.

In addition to the costs of compliance with having our shares listed on the OTCBB, there are substantial penalties that could be imposed upon us if we fail to comply with all regulatory requirements. In particular, under Section 404 of the Sarbanes-Oxley Act of 2002 we will be required, beginning with our fiscal year ending August 31, 2012, to include in our annual report our assessment of the effectiveness of our internal control over financial reporting as of the end of fiscal 2012. We have not yet completed our assessment of the effectiveness of our internal control over financial reporting. We expect to incur additional expenses and diversion of management’s time as a result of performing the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.”

Dilution, page 17

12.

It appears that you did not deduct estimated offering expenses from your calculation of net tangible book value after giving effect to the offering. Please revise or advise us.

RESPONSE:  We have revised the chart accordingly on Page 19.

Current Operations, page 19

13.

We note that you have conducted market research to determine whether your business plan can “become a viable and profitable business.” Please specify how you conducted your research as well as the results of such research.

RESPONSE:  We have revised the Filing on Page 23 to include the following language:

“Since inception, our operations have consisted of the incorporation of our Company in the State of Nevada, the organization of our business and the design of our business model.  We have conducted Internet research of the online deal-a-day industry to determine whether our business plan can become a viable and profitable business as we move forward.  We researched industry statistics, trends, forecasts and more on PricewaterhouseCoopers LLP (www.pwc.com), IBISWorld (www.ibisworld.com), and First Research (www.firstresearch.com). The results of our research indicated that the online deal-a-day industry is a thriving industry that has grown significantly in recent years and is expected to continue to grow to become a $3.9 billion dollar industry by 2015 (“The Impact of ‘Deal of the Day’ Offers on Retail & Consumer Products Companies.” PwC Retail & Consumer Insights, 2011).”

Products and Services, page 20

14.

Revise your disclosure to clarify that you currently do not have a subscriber base. Describe your plan to acquire a subscriber base and attract merchants. If applicable, revise your disclosure to indicate whether you intend to offer merchants any incentives to provide offers through your company, including, but not limited to, undertakings to sell a certain number of the daily deals offered by each merchant.

RESPONSE:  We have revised the Filing on Page 25 to include the following language:

“When a subscriber decides to purchase a given deal, he or she will simply click the “Buy Now!” button on our website.  Upon clicking the “Buy Now!” button, the subscriber will automatically be taken to a separate web page that will provide additional information about the deal, detailed information about the merchant, a map of the merchant’s location and reviews of the merchant’s business.  The subscriber will then be able to make a secure purchase of the daily deal through an e-commerce platform that we will integrate into our website.  As of the date of this filing, we have not acquired any subscribers or a merchant base.”

RESPONSE:  We have revised the Filing on Page 27 to include the following language:

“As of the date of this filing, we have not acquired a subscriber or merchant base.  We intend to attract subscribers and merchants to our proposed website through our marketing plan, as outlined below in the section entitled “Marketing and Distribution Strategy”, which shall include word-of-mouth advertising and a marketing campaign.  We will seek to acquire subscribers by advertising the key features of our business model, family-oriented deals and charitable donations.  We will seek to attract merchants by advertising our payout structure whereby 70% of the revenue generated from consumer purchases will be distributed to the merchant.  Initially, we do not intend to offer any other incentives to merchants until our business operations become profitable.”

Management’s Discussion and Analysis, page 28

15.

Expand your disclosure to when you anticipate the company will generate revenues and become profitable. Your disclosure should take into account your stated intent to offer merchants 70% of the proceeds from your products and donate half of your net profits to charity.

RESPONSE:  We have revised the Filing on Page 32 to include the following language:

“Our ability to generate future revenues and become profitable will depend on a number of factors including, among several others, the structure of our proposed business model, our ability to acquire subscribers and merchants, and the technological strength of our proposed website platform.  Within our proposed business model, we intend to offer 70% of our future revenues to merchants and to donate 50% of our net profits to charities.  This business model may limit our ability to generate substantial revenues to cover our operating expenses and may prevent our Company from operating profitably.  Additionally, our revenues and profits will be affected by the number of subscribers and merchants that will use our proposed website as well as the technological strength and adaptability of our proposed website platform.  If we are unable to acquire a large subscriber and merchant base or develop and maintain a strong website platform, our business will fail.  Further, there are several factors which are beyond our control that will affect our future revenues and profits including general economic conditions, competition, and market acceptance of our future website platform and proposed products and services. Due to the foregoing factors, we cannot predict with any degree of certainty when we will begin to generate revenues or become profitable.  However, as described above under the section entitled “Significant Milestones,” our target time frame to begin to generate revenues is three to four months from the completion of this Offering.”

Liquidity and Capital Resources, page 29

16.

Explicitly state that the successful implementation of your business plan is dependent upon receiving sufficient funds from this offering and/or additional funding from the issuance of equity or debt or through obtaining a credit facility. Make clear, as stated on page 7, that you have received no commitments for any such financing.

RESPONSE:  We have revised the Filing on Page 33 to include the following language:

“The successful implementation of our business plan is dependent upon receiving sufficient funds from this Offering and/or additional funding from the issuance of equity or debt or through obtaining a credit facility.  If we require additional funding, we will seek such funds from friends, family, and business acquaintances. As with any form of financing, there are uncertainties concerning the availability of such funds on terms acceptable to us, as we have not received any firm commitments or indications of interest from our friends, family members, or business acquaintances regarding potential investments in our Company.”

17.

Discuss the impact associated with being a reporting company under the Exchange Act, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

RESPONSE:  We have revised the Filing on Page 33 to include the following language:

“As of effectiveness of our registration statement of which this prospectus is a part, the Company will not become a fully reporting company, but rather, will be subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934. We will be required to file periodic reports with the SEC which will be immediately available to the public for inspection and copying (see “Where You Can Find More Information” elsewhere in this prospectus). Except during the year that our registration statement becomes effective, these reporting obligations may be automatically suspended under Section 15(d) if we have less than 300 shareholders. If this occurs after the year in which our registration statement becomes effective, we will no longer be obligated to file periodic reports with the SEC and your access to our business information would then be even more restricted; however, that filing obligation will generally apply even if our reporting obligations have been suspended automatically under section 15(d) of the Exchange Act prior to the due date for the Form 10-K. After that fiscal year and provided the Company has less than 300 shareholders, the Company is not required to file these reports. If the reports are not filed, the investors will have reduced visibility as to the Company and its financial condition.

In addition, as a filer subject to Section 15(d) of the Exchange Act, the Company is not required to prepare proxy or information statements, and our common stock will not be subject to the protection of the ongoing private regulations. Additionally, the Company will be subject to only limited portions of the tender offer rules, and our officers, directors, and more than ten (10%) percent shareholders are not required to file beneficial ownership reports about their holdings in our Company, and will not be subject to the short-swing profit recovery provisions of the Exchange Act. Further, more than five percent (5%) holders of classes of our equity securities will not be required to report information about their ownership positions in the securities. This means that your access to information regarding our business will be limited.

As a reporting company under the Exchange Act, we are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002.  Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we file with the SEC after the consummation of this Offering.  In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We will be unable to issue securities in the public markets through the use of a shelf registration statement if we are not in compliance with Section 404. Furthermore, failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and share price and could limit our ability to report our financial results accurately and timely.”

Executive Compensation, page 30

18.

You state that $7,500 in stock was issued on July 29, 2011 as compensation for services. It is unclear how this amount is reported in your statements of operations on page F-4, and why it does not appear as a reconciling item for net cash used in operating activities in your statement of cash flows on page F-5. Please explain and revise your financial statements, or disclosure, as appropriate.

RESPONSE:  We have revised the Filing on Page 35 to include the following language:

“Notes to Summary Compensation Table:

(1)

On July 29, 2011, the Company issued 7,500,000 common shares as founders’ shares to the President and Director of the Company for services rendered.”

Certain Relationships and Related Transactions, page 32

19.

We note your disclosure that the company owes $4,000 to Ms. Morris for “financing of day-to-day operations and management fees.” Please disclose the nature of these management fees and clarify whether there is a contract that provides for the payment of such fees to Ms. Morris.

RESPONSE:  We have revised the Filing on Page 37 to include the following language:

“During the period ended August 31, 2011, the Company incurred $1,000 of management fees to the President and Director of the Company.  The management fees owed are in exchange for services provided to the Company which include the incorporation of the Company, organization of the business, design of the business model, and oversight of the Company’s finances.  Currently the Company has not entered into a formal Management Agreement that details the payments of such fees.

During the period ended August 31, 2011, the Company received $3,200 from the President and Director of the Company for financing the day to day operations.  During the same period the Company repaid $200 of the cash received.”

5. Related Party Transactions, page F-9

20.

We note your balance sheet as of August 31, 2011 reports $15,000 due to a related party. Please revise your footnote or provide a separate footnote to discuss the make-up of this balance and significant terms of the debt arrangement.

RESPONSE:  We have revised our Balance Sheet on Page F-3 and Statement of Cash Flows on Page F-4, as well as our footnote disclosure on Pages F-8 and F-9 to include the following language:

“3.

Related Party Transactions

a)

During the period ended August 31, 2011, the Company incurred $1,000 of management fees to the President and Director of the Company.  The management fees owed are in exchange for services provided to the Company which include the incorporation of the Company, organization of the business, design of the business model, and oversight of the Company’s finances.  Currently the Company has not entered into a formal Management Agreement that details the payments of such fees.

b)

During the period ended August 31, 2011, the Company received $3,200 from the President and Director of the Company for financing the day to day operations.  During the same period the Company repaid $200 of the cash received.

4.

Notes Payable – Related Parties

a)

On July 15, 2011, the Company issued a $2,000 promissory note to the president of the Company. Under the terms of the note, the amount is unsecured, due interest at 10% per annum, and due on demand. As at August 31, 2011, the Company recorded accrued interest of $26 in accounts payable and accrued liabilities.

b)

On July 29, 2011, the Company issued a $9,000 promissory note to the president of the Company. Under the terms of the note, the amount is unsecured, due interest at 10% per annum, and due on demand. As at August 31, 2011, the Company recorded accrued interest of $81 in accounts payable and accrued liabilities.”

Signatures, page II-4

21.

Please revise to indicate that Ms. Morris is also signing in her capacity as your director. Refer to Instruction 1 to the Signatures of Form S-1.

RESPONSE:  We have revised the Filing accordingly.

In connection with the Company’s responding to the comments set forth in the November 15, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

HAPYKIDZ.COM, INC.

/s/ Holli Morris

By: Holli Morris

Title: President